Exhibit 99.29

Formation Capital Corporation

Suite 1500 - 999  West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

Formation Appoints Mine Manager & Bankable Feasibility Study Manager

Vancouver, B.C., March 18, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the “Company”) is pleased to announce the appointment of Mr. Joseph A. Scheuering of Missoula, Montana as Mine Manager of the Company’s 100% owned Idaho Cobalt Project located in Lemhi County, Idaho.  The project is currently in the bankable feasibility and permitting stages.

A graduate of the Colorado School of Mines, Mr. Scheuering brings to the Company over 35 years experience gained with several major mining companies.  He has held such positions as Mine Planning Engineer, General Mine Foreman, Mine Superintendent, General Superintendent, Project Manager and General Manager.  His responsibilities have included all aspects of mine operation and development including preparation of feasibility studies, upgrading of ore reserves, project permitting, contractor selection and project administration, as well as reclamation and closure.  He held the position of General Superintendent with Noranda for the Blackbird Mine from November 1980 to March 1983 when it was refurbished and permitted and most recently as General Manager with Noranda.  The Blackbird mine is located in the same geological environment and is adjacent to the Company’s Idaho Cobalt Project.

Mr. Scheuering will assist the Company as it progresses through the feasibility and permitting process and be responsible for the day to day operation of the cobalt mine.  Mr. Scheuering offers the Company a distinguished career gained through his experience with such companies as Asarco, Magma Copper and Noranda.  Management is very pleased to welcome him as Mine Manager of the Idaho Cobalt Project.

The Company is also pleased to announce the appointment of MTB Project Management Professionals, Inc. (MTB) as Manager of the Company’s Bankable Feasibility Study.  MTB is a well established consulting firm that provides comprehensive project management services to the mining, power, environmental and commercial construction industries in North America and abroad.  MTB helps owners and developers manage entire projects from initial concept and pre-feasibility, through design and construction, to commissioning and startup.  In addition to being experts in project management techniques and methodologies, MTB’s cumulative backgrounds include extensive experience in engineering, mineral processing, environmental remediation, field construction management, construction safety, contract administration, procurement and logistics, litigation support, banking and finance, community and government relations and training.  The company culture centers on management of details, open communication, teamwork, accountability, aggressive management of contractors, and the continuous pursuit of excellence.  Formation is looking forward to working closely with MTB to see the Idaho Cobalt Project through to production.

Formation Capital would like to take this opportunity to familiarize its shareholders with the depth and scope of the permitting, feasibility and development teams working in concert to bring the Idaho Cobalt Project to production.  These teams are comprised of numerous talented individuals spanning a number of organizations and disciplines sharing the common goal of ensuring the data and science collected for the permitting and bankable feasibility studies is as accurate, detailed and comprehensive as possible.  Management appreciates their dedication to the project and their continued efforts.  On March 8, 2005 a successful Idaho Joint Review Process Meeting was held in Boise, Idaho, where representatives from various Government Agencies as well as the majority of the permitting, feasibility and development teams were in attendance.

Idaho Cobalt Project Feasibility Consultants

Hatch - Feasibility Study Engineer and Document Writer

Hatch is one of the world's leading professional firms providing mining and metals companies with complete facilities and process design, business consulting, information systems, technology transfer, and project and construction management services.  Hatch has more than 4,000 skilled employees in 60 permanent offices on six continents.  Hatch's Vancouver office has completed the detailed design, engineering, and construction for a number of significant international mineral processing projects over the last five years.  Consequently, Hatch's up-to-date knowledge of key success factors for international mining projects will play an essential role in ensuring that the Idaho Cobalt Project implementation is a success.

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C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, March 18, 2005, Page 2

Mine Development Associates - Reserve/Resource Estimation and Mine Design

Mine Development Associates (MDA) was formed in 1987 as a full-service mine engineering company.  Their staff and specialized associates offer an expanse of knowledge encompassing every aspect of mining, from original prospect through feasibility, project development and production.  MDA's engineers and geologists are registered professionals and have considerable experience in mineral exploration and mine operations.  MDA conducts business worldwide and works with all varieties of clients, from the largest mining company to the smallest prospector, banking institutions, and other consulting companies. Their background in the industry includes all varieties of metals and minerals.  MDA produced two pre-feasibility studies for the Idaho Cobalt Project.  Their past experience with the project makes them ideally suited to continue on with the reserve/resource estimate and mine design.

Telesto Solutions, Inc. - Geotechnical Engineering and Environmental Impact Assessment

Telesto, an environmental science and engineering consulting firm, offers a full range of professional services related to water resources, civil engineering, environmental compliance and remedial engineering.  The technical staff at Telesto has experience in all phases of solid and liquid materials handling including design and implementation of field investigations, data analysis, data management, geochemical characterization and evaluation, development and application of ground water flow and contaminant transport models, geotechnical and civil engineering, evaluation and implementation of remedial alternatives, remediation system design and construction, and litigation support.  Telesto has developed the site wide water balance for the Idaho Cobalt Project as well as the conceptual design for the tailings/waste disposal facility, reservoirs and site access roads.

Cascade Earth Sciences Ltd. - Land Application Feasibility and Design

Cascade Earth Sciences (CES) is a subsidiary of Valmont Industries Inc.  Valmont currently operates from 34 facilities located in fourteen countries around the world.  The Company is headquartered in Omaha, Nebraska, and employs over 5,200 highly trained personnel worldwide, with approximately 1,500 located in Nebraska.  CES has an international reputation in land-based, water reuse system design and operations.  CES has successfully completed hundreds of wastewater land application projects for a variety of municipalities, and food, agricultural, electrical generation, coal bed methane, chemical, textile, electronic, pulp and paper and mining industries.  CES has produced an environmental study on the use of a land application system to dispose of excess water at the Idaho Cobalt Project and will be responsible for the feasibility level design and engineering of this system.

MineFill Services, Inc. – Mine Backfill design

Minefill Services, Inc. provides specialist technical services in rock mechanics and mine backfilling to mining clients worldwide.  Services include fill assessments for paste, hydraulic or rockfill systems; mix designs and optimization; and basic engineering designs for backfill plants and delivery systems.  They also provide a range of specialist services in rock mechanics, ranging from rockmass characterizations studies, through to detailed geotechnical designs for open pit slopes and underground excavations.  Most clients are operating mines.  Dr. David Stone, internationally recognized as an expert in mine backfilling, is a Director of Formation Capital Corporation and the Principal of Minefill Services, Inc.

SGS Lakefield Research– Metallurgical Testing

Founded over half-a-century ago SGS Lakefield Research (Lakefield) has since built upon its unique capabilities in grinding and flotation to emerge as an industry leader in a full range of metallurgical testing services.  Lakefield is recognized as a world leader in the development and demonstration of bankable flowsheets and pilot plant programs.  The metallurgists, hydrometallurgists and chemical engineers at Lakefield are experienced in all of the major physical and chemical separation processes utilized in the recovery of precious, base and light metals from ores, concentrates, waste products and secondary feeds.  Lakefield will be providing data from test work on ore samples for the flotation mill and hydrometallurgical circuit design.

Hannelie de Beer – Cobalt Market Study

Dr. de Beer is currently a Director of Moruo Minerals and Metals.  She received her PhD in Chemistry from Rand Afrikaans University in 1994, and spent the next decade with Anglovaal Mining Limited where she filled a series of technical management positions with particular focus on the cobalt industry.  She is the author of a number of academic and professional publications and is a member of the SA Chemical Institute and the Geological Society of South Africa.  Dr. de Beer is writing the ICP cobalt market study for the bankable feasibility.

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C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, March 18, 2005, Page 3

Mintek – Mineral and Metallurgical Technology Specialists

Mintek is a mineral and metallurgical technology specialist based out of South Africa with operations around the world.  They have a reputation for high quality development work and have developed an established credibility within the mining community.  They are known for their history of technological innovation and environmental technologies specially engineered to extract the maximum value from ore concentrates.  They are responsible for the development of the hydrometallurgical flow sheet for cobalt chemical production.

Idaho Cobalt Project Permitting Consultants

Hydrometrics, Inc., - Independent Environmental Impact Statement Contractor

Hydrometrics, Inc., a Helena, Montana based consulting firm is comprised of a multidisciplinary team of engineers, hydrologists and environmental scientists.  Hydrometrics and its team which includes a number of independent consultants: Schafer Ltd. – geochemistry, Water Engineering Technologies – Storm Water, BioAnalysts – Aquatic Biology,  Big Sky Acoustics LLC - sound & acoustics, Monarch & Associates – wildlife, Northwest Resource Consultants - socioeconomics, Legacy Consulting Services – heritage resources, have conducted many environmental baseline studies and prepared permits and impact documents for a wide variety of hard rock mining and other resource projects in the United States.  These projects have ranged from small to world-class developments and have included many environmentally and culturally sensitive areas.  Environmental impact statement documents (EISs) are complex public documents required as part of the federal decision making process.  Hydrometrics and its EIS team have extensive experience in the preparation of impact documents that satisfy federal and state requirements, including all necessary baseline environmental studies, public scoping and impact analysis, identification of appropriate mitigation measures, and interagency coordination required for federal EISs.

Hydrometrics was contracted by Formation to work directly for the U.S.D.A. Forest Service and interact with Formation Capital’s EIS team that includes a number of independent consultants as follows:  Telesto Solutions, Inc. – Environmental Manager & EIS coordinator, Cascade Earth Sciences – land application, Meteorologist Jim Gelhaus – air quality, Baird Hanson Williams - attorney, Formation’s Metallurgist Mike Irish – Manager of Metallurgy, Intermountain Resources – soils, vegetation & wetlands, Mine Development Associates – mine design, Shaw Environmental & Infrastructure – surface water / ground water, Minefill Services, Inc. – geotechnical services, and KK Consulting – Aquatic Biology.

Additional agencies involved in the permitting process include State and Federal representatives from the United States Forest Service, the Idaho Department of Environmental Quality, the Environmental Protection Agency, the Idaho Department of Fish & Game, the U.S. Fish & Wildlife Service, National Oceanic and Atmospheric Administration and the Idaho Department of Water Resources.

Idaho Cobalt Project Management & Development Team

Wm. G. Scales – Project Manager

Mr. Scales has over 27 years experience in project management including 17 years in mineral exploration and development and is a member of the Society of Economic Geologists.  Recently Mr. Scales has overseen all aspect of the exploration, planning and design for the Company's Idaho Cobalt Project.  In this capacity he has supervised the development of the Plan of Operations for the project providing the coordination between the engineers, metallurgists and environmental experts.  His extensive knowledge of the Idaho Cobalt Project gives him a solid background from which to oversee and review its development.

John L. Allen – Mill Design and Operations Manager

Mr. Allen served in various operating and project development capacities with Sunshine Mining and Refining Company.  He is a member of the Society for Mining, Metallurgy, and Exploration, Inc. and is an “Industrial Fellow” with The Center for Advanced Mineral and Metallurgical Processing, Montana Tech of the University of Montana.  His most recent assignments were Vice President and Manager of Metallurgy with Sunshine Argentina and Sunshine Precious Metals, Inc.  Mr. Allen is the President and General Manager for Formation Chemicals, Inc. which owns and operates the Sunshine Precious Metals Refinery and V.P. of Operations for Formation Capital Corporation.

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C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, March 18, 2005, Page 4

Mike Irish – Manager of Metallurgy

Mr. Irish graduated in 1981 from the University of Idaho with a Bachelor of Science in Metallurgical Engineering and received his Masters in Metallurgical Engineering in 1983.  He is also a licensed Professional in Environmental Engineering.  He has over 20 years of metallurgical engineering experience and has held various positions including Senior Metallurgical Engineer, Metallurgical Superintendent and Chief Metallurgist with a number of companies including Anglo Gold NA.  Mr. Irish was instrumental in the design, engineering, construction and start up of the Big Creek Hydrometallurgical Complex and Sunshine Silver Refinery in the mid-eighties.  Mr. Irish is the Manager of Metallurgy for Formation Chemicals Inc.

Joe Scheuering – Mine Manager

As discussed above, Mr. Scheuering offers the Company a distinguished career with over 30 years of experience gained with several major mining companies holding such positions as Mine Planning Engineer, General Mine Foreman, Mine Superintendent, General Superintendent, Project Manager and General Manager.

Conrad Parish – Environmental Manager

Conrad Parrish is a mining environmental professional with over 25 years of experience who has provided expertise to clients throughout the Americas.  He is known for the breadth of his experience in the technical, regulatory, business and governmental relations aspects of environmental work and has assisted both private and public clients with environmental issues ranging from the very simple to the highly complex.  Mr. Parrish has provided expertise to projects or agencies in:  Arizona, Alaska, Washington, California, Idaho, Nevada, Utah, Montana, Colorado, New Mexico, Mexico, and the Dominican Republic.  He has worked with agencies at the local, state, and federal level.  This broad exposure has given him an unsurpassed understanding of technical and regulatory matters in a variety of settings.  Mr. Parrish holds an MBA from the University of Phoenix and a B.S. Mining Engineering from the Colorado School of Mines.

Formation Capital Corporation is a mineral exploration and development and precious metals refining company with assets concentrated in the state of Idaho.  It owns the Idaho Cobalt Project, a unique high grade, primary cobalt deposit in the bankable feasibility and final permitting stage near Salmon, ID.  The Company also owns 100% the Big Creek Hydrometallurgical Complex in the world renowned Silver Valley of northern Idaho that contains the Sunshine Precious Metals Refinery which commenced accepting feed material in June of 2004.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 - 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

C O B A L T     . . . THE ESSENTIAL ELEMENT